Exhibit 99.1

Upgraded Sapiens DECISION Suite Is Now Generally Available

Sapiens DECISION Suite version 6.1 is now generally available and features improved ease of integration with enterprise applications

Holon, Israel and Cary, North Carolina – September 22, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, announced today that its upgraded Sapiens DECISION Suite is now generally available and features improved ease of integration with enterprise applications.

Model-driven application development is a critical aspect of focus for clients and an important industry trend that helped shape the priorities for Sapiens DECISION Suite v6.1, a business decision management suite that addresses the pain and complexity of translating business logic to code. According to International Data Corporation (IDC) a global provider of market intelligence, model-driven application development is expected to hit $8.8 billion by 2020.1

“Ease of integration with enterprise applications will enable organizations to quickly execute decisions that connect to relevant data, speeding up decision application development and execution, which reduces costs,” said Kramer Reeves, vice president, product marketing, Sapiens DECISION. “Sapiens believes the 6.1 upgrade will help our customers stay ahead of their competitors and evolve to meet changing market needs more quickly.”

Benefits of Sapiens DECISION Suite v6.1 related to model-driven application development include:

•	Enablement of continuous integration and regression testing, with the inclusion of test cases in a release package, to improve release quality and time to market
•	Enhanced granularity of community level security control and customization of data display patterns for better data visualization
•	Innovative modeling capabilities to define custom list functions to simplify and more easily construct complex decision models
•	Enhanced security, performance and stability, with an upgrade to updated versions of third-party components

About the Sapiens DECISION Suite v6.1

The Sapiens DECISION Suite is the only complete decision management solution. It is a business tool enabling the discovery, modeling, validation, testing and management of business logic. Components are available immediately as standalone offerings, or as components of the complete DECISION suite. With the suite, organizations can create, deploy, maintain and help support a common user experience across all channels. Ease of integration with enterprise applications is an integral part of the suite.

For more information:

Sapiens DECISION Suite

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com

_____________________________

1 IDC, “Worldwide Application Platform and Application Platform as a Service Forecast,” 2016-2020, #US40736016, June 2016.